ePAK International Limited
Ascend Acquisition Corp.
435 Devon Park Drive, Building 400
Wayne, Pennsylvania 19087

July 15, 2008

Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	ePAK International Limited
Ascend Acquisition Corp.
Registration Statement on Form S-4
File No. 333-148427
Application for Withdrawal of Registration Statement

Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, ePAK International Limited (the “Company”) hereby makes application to withdraw its Registration Statement on Form S-4, File Number 333-148427 (the “Form S-4 Registration Statement”), relating to the offering of the Company’s securities.  The securities were issuable in connection with the reincorporation of the Ascend Acquisition Corp. (“Ascend”) public company from Delaware to Bermuda through an exchange of Ascend’s securities for those of the Company, all in connection with a proposed business combination with ePAK Resources (S) Ltd. Pte.  This application is being made based upon prior discussions with the Staff of the Securities and Exchange Commission and as a result of the termination of the proposed business combination.  No securities have been sold or issued under the Form S-4 Registration Statement.

        Accordingly, we request that the Securities and Exchange Commission issue an order granting the withdrawal of the Form S-4 Registration Statement as soon as possible.

        Should you have any questions regarding this matter, please call Brian L. Ross of Graubard Miller, at (212) 818-8610.

Sincerely,

Donald Rice
Chief Executive Officer